

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2020

Nigel S. Glenday
Chief Executive Officer
Masterworks 015, LLC
497 Broome Street
New York, New York 10013

> **Re: Masterworks 015, LLC**
> **Offering Statement on Form 1-A**
> **Supplemental Response dated June 23, 2020**
> **File No. 024-11223**

Dear Mr. Glenday:

We have reviewed your response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 22, 2020 letter.

Supplemental Response filed June 23, 2020

General

1. We note that your public website contains a "Secondary Trading" tab that appears to be active. We also note the disclosure in Masterworks 017, LLC that "Masterworks has recently activated a bulletin board as part of the Masterworks Platform, referred to as the Masterworks 'Secondary Market'." Please amend your disclosure discuss your Secondary Market, consistent with the disclosure provided in Masterworks 017, LLC. Include any relevant updates to your Secondary Market that have occurred since you provided the disclosure in Masterworks 017, LLC.

Please contact Katherine Bagley at (202) 551-2545 or Mara Ransom at (202) 551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Laura Anthony, Esq.